William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

United States

8 October 2014

By EDGAR

Dear Mr. Thompson

Re:	National Grid plc
Form 20-F for the year ended 31 March 2014
Filed on 5 June 2014
File No. 1-14958

We refer to the comment letter (the “Comment Letter”) dated 17 September 2014 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2014 Form 20-F”) of National Grid plc (“National Grid”, “the Company”). For your convenience, the comments are repeated below, prior to the response.

Financial Statements

Note 6. Taxation, page 102

1.	Please tell us the nature of the “adjustments in respect of prior years” for 2014 and 2013 as presented in the effective tax rate reconciliation on page 104, and the new information or changes in circumstances giving rise to the adjustments. Also, please explain to us why the adjustments are properly accounted for as changes in estimates.

Response

For the year ended 31 March 2013 the adjustments primarily included those arising in the US as a result of an IRS appeals settlement with respect to interest deductions on cross border loans resulting in a tax credit of £74m. In the UK adjustments arose from a refiling of corporation tax returns to include an additional claim for capital allowances arising on capital contributions of £37m following a change in Her Majesty’s Revenue and Customs’ (‘HMRC’) interpretation of the law (HMRC are the UK taxing authority). We became aware during the year that HMRC had changed their view on who was eligible to claim the allowances and in light of this new information filed amended returns.

For the year ended 31 March 2014 there was a total prior year adjustment of £109m. This predominantly arose from the closure of the 2007-2009 IRS audit, which amounted to £71m. The Company had set up reserves for items that had been or were expected to be challenged by the IRS as part of the 2007-09 federal tax audit, including interest deductions on cross border loans (£52m credit) and agreeing the quantum of tax depreciation claimed on an acquisition (£23m credit). Following the closure of the audit, where appropriate, these provisions were released. A further amount (£8m charge) arose from a change in the estimate of the reserve relating to a receivable from the Long Island Power Authority which was never recovered. The IRS queried the tax basis of the receivable and the item remained not agreed at the closure of the audit. It will now go to the IRS appeals division for resolution. The remaining £4m credit making up the £71m relates to a number of immaterial items. In addition there is also a credit of £21m which arises from a change in estimate of our Massachusetts (MA) unitary tax liability for the years ended 31 March 2010-13. The balance of the prior year adjustments relates to a number of immaterial individual items.

2.	Please disclose your policy for accounting for uncertain tax positions, if material. Refer to paragraph 117 of IAS1.

Response

IAS12 requires that a reporting entity recognises an asset or liability based on what it expects to recover or settle when determining the carrying amount of that asset or liability. We measure our current tax liabilities (assets) for the current and prior periods at the amount expected to be paid (recovered from) the taxation authorities using the tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date.

While IAS12 does not explicitly address the accounting for uncertain tax positions, we record liabilities for uncertain tax positions on a single best estimate approach of the most likely outcome. Our policy on uncertain tax positions as prescribed by paragraph 117 of IAS1 is outlined on page 102 of the National Grid accounts. An extract of this is set out below:

“Current tax assets and liabilities are measured at the amounts expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that have been enacted or substantively enacted by the reporting date.

“The calculation of the Group’s total tax charge involves a degree of estimation and judgement, and management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.”

Note 9. Goodwill, page 109

3.

We note that you consolidate Clean Line Energy Partners LLC even though you hold less than half of the voting interest. We also note that you consolidate a number of other entities in which you own less than a majority of the voting interest as reflected in Exhibit 8, List of Subsidiaries. Please tell us the significant judgments and assumptions you made in determining that you control and should consolidate entities in which you hold less than a majority interest. Refer to IFRS 10. In addition, please tell us your consideration of disclosing information about the significant judgments and assumptions made in determining that you control the entities pursuant to paragraph 122 of IAS 1.

Response

Clean Line Energy Partners LLC (“Clean Line”) is a development-stage enterprise engaged in the development of long distance high voltage direct current (HVDC) transmission lines to connect renewable energy resources in remote parts of the United States with electric demand.

Clean Line and National Grid negotiated investment terms to finance a portfolio of projects. National Grid invested in Clean Line in return for approximately 38% ownership via new voting equity units.

Under the terms of the agreement National Grid has the right to purchase all of the existing investors’ equity interests in Clean Line.

Paragraph B47 of IFRS 10 states that “When assessing control, an investor considers its potential voting rights as well as potential voting rights held by other parties, to determine whether it has power. Potential voting rights are rights to obtain voting rights of an investee, such as those arising from convertible instruments or options, including forward contracts. Those potential voting rights are considered only if the rights are substantive.” Paragraph B22 clarifies that in order “for a right to be substantive, the holder must have the practical ability to exercise that right,” while paragraph B23 provides further guidance related to the determination of whether a right is substantive or not – which includes consideration of whether there are any barriers (economic or otherwise) that prevent the holder from exercising those rights. Generally, in order to be substantive, the rights must currently be exercisable.

National Grid’s rights to purchase all of the existing investors’ equity interests in Clean Line give the Company potential voting rights as set out in IFRS 10. The rights are currently exercisable. There are no barriers to exercising those rights.

Therefore, even though National Grid holds less than half the voting rights in Clean Line, it currently has the potential to own all of the voting rights. Consequently, it has the requisite power over Clean Line as set out in IFRS 10.

In this regard, both the requirements of IFRS 10 and the facts concerning the Company’s potential voting rights are clear. Therefore, the Company considered that the judgement exercised in determining whether National Grid has power over Clean Line did not require further disclosure in accordance with IAS 1. Further, Clean Line is a development-stage enterprise and the amounts reported in the financial statements are not considered material. Total and net assets of Clean Line were £19m (National Grid consolidated total assets and net assets were £52,384m and £11,919m, respectively) and there was a loss for the year ended 31 March 2014 of £19m (National Grid consolidated profit £2,464m).

There are no other companies which National Grid consolidates in which we own less than half the voting rights. In exhibit 8 of the 2014 Form 20-F, we have listed all National Grid companies, including joint ventures, associates and other companies in which we have an interest. We will include a legend in exhibit 8 in future filings highlighting those companies which are joint ventures, associates and other companies in which we have an interest but for which we have only included our share of their results for the year.

Supplemental Information

Pursuant to a request from the Staff, National Grid hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +44 207 004 3033 or via e-mail at andrew.bonfield@nationalgrid.com.

Sincerely,

/s/ Andrew Bonfield

Andrew Bonfield

Finance Director

National Grid plc

cc:	Jason Niethamer, Securities and Exchange Commission
Alison Kay, National Grid plc
Thomas B. Shropshire, Jr., Linklaters LLP